

March 5, 2021

Charles Gassenheimer
Chief Executive Officer
Kadem Sustainable Impact Corporation
152 West 57th St.
52nd Floor
New York, NY 10019

> **Re: Kadem Sustainable Impact Corporation**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **File No. 333-253595**

Dear Mr. Gassenheimer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 26, 2021

General

1. Please reconcile the disclosure in the notes under the fee table and on page 137 regarding the number of shares subject to the overallotment option. Please also reconcile the disclosures on pages F-13 and F-16 regarding the number of warrants the Sponsor will purchase in a concurrent private placement.

Provisions in our amended and restated certificate of incorporation . . ., page 58

2. Please revise to clarify the scope of the provision cited in this risk factor as it relates to claims arising under the Securities Act and the Exchange Act. While you cite the jurisdictional requirements of those statutes, it is unclear from your disclosure whether

your certificate of incorporation is consistent with those requirements. For example, does your certificate of incorporation require concurrent jurisdiction of state and federal courts for claims arising under the Securities Act?

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: E. Ramey Layne